EXHIBIT 8.1

[ Letterhead of Bass, Berry & Sims PLC ]

July 9, 2003

Mid-America Apartment Communities, Inc.

6584 Poplar Avenue, Suite 300

Memphis, Tennessee 38138

Raymond James & Associates, Inc.

As representative of the several underwriters named in the

Underwriting Agreement

880 Carillon Parkway

St. Petersburg, Florida 33716

RE: Mid-America Apartment Communities, Inc. Offering of 5,600,000 Shares of 8.30% Series H Cumulative Redeemable Preferred Stock

Ladies and Gentlemen:

We have acted as counsel to Mid-America Apartment Communities, Inc., a Tennessee corporation (the “Company”), in connection with the preparation of a shelf registration statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on September 9, 1998 with respect to the offer and sale of the Company’s securities and in connection with the preparation of a Preliminary Prospectus Supplement dated July 3, 2003 and a final Prospectus Supplement dated July 9, 2003 (the “Prospectus Supplement”) with respect to the offering and sale (the “Offering”) of up to 5,600,000 shares (6,200,000 shares if the Underwriters’ over-allotment option is exercised in full) of the Company’s 8.30% Series H Cumulative Redeemable Preferred Stock (the “Series H Preferred Stock”) pursuant to an Underwriting Agreement dated as of July 9, 2003 among the Company and Raymond James & Associates, Inc., as representative of the several underwriters named therein (the “Underwriting Agreement”), and, following the Offering, the use of the net proceeds from the Offering to redeem all of the issued and outstanding shares of the Company’s 9.5% Series A Cumulative Preferred Stock, 1,600,000 shares of the Company’s 8 7/8% Series B Cumulative Preferred Stock (representing 82.5% of the 1,938,830 shares outstanding), and all of the issued and outstanding shares of the Company’s 9 3/8% Series C Cumulative Redeemable Preferred Stock. You have requested our opinion regarding certain U.S. federal income tax matters.

The Company operates in an umbrella partnership real estate investment trust (“REIT”) structure. In this structure, properties are owned and operated by one or more operating partnerships in which the Company is general partner and owns a substantial interest. The Company’s primary operating partnership is Mid-America Apartments, L.P. (the “Partnership”).

The Partnership and the Company currently own equity interests in one hundred twenty-six (126) existing and operating multifamily properties (the “Existing Properties”). The Company owns the Existing Properties directly or indirectly through its qualified REIT subsidiaries (“QRSs”) or subsidiary limited partnerships (including the Partnership) listed on Exhibit A (the “Property Partnerships”). The Company is also a participant in a joint venture with Blackstone Real Estate Acquisitions, LLC (the “Blackstone Joint Venture”). The Blackstone Joint Venture currently owns 10 properties representing 2,793 apartment units. The Company has a 33 1/3% interest in the Blackstone Joint Venture and has an agreement to manage the operations of the communities owned by the Blackstone Joint Venture for a fee of 4% of revenue from each property in the Blackstone Joint Venture. In addition, the Company is a participant in a joint venture with CH Realty II/MAA, L.L.C., or Crow Holdings (the “Crow Joint Venture”). The Crow Joint Venture will seek to acquire multifamily properties throughout the southeast and south central regions of the United States. It does not currently own any properties. The Company has a 33 1/3% interest in the Crow Joint Venture and has an agreement to provide acquisition, redevelopment and property management services to the Crow Joint Venture for a property management fee of 4% of gross revenue from each property in the Crow Joint Venture.

You have requested our opinion as to:

(a)	whether the Company qualified as a real estate investment trust (a “REIT”) pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) for its taxable years ended December 31, 1994 through December 31, 2002, and whether the Company’s current and proposed method of operation will enable it to continue to qualify as a REIT for its 2003 and subsequent taxable years;

(b)	whether the Property Partnerships will be treated as partnerships for federal income tax purposes; and

(c)	whether the descriptions of the law and the legal conclusions contained in the Prospectus Supplement under the caption “Federal Income Tax Considerations” are correct in all material respects, and whether the discussions thereunder fairly summarize the federal income tax considerations that are likely to be material to a holder of the Series F Preferred Stock.

In giving the opinions set forth below, we have examined the following:

1.    the Company’s Charter, as amended and restated to date;

2.    the Company’s Bylaws, as amended and restated to date;

3.    the prospectus contained as part of the Registration Statement;

4.    the Prospectus Supplement;

5.    the governing documents of the Property Partnerships; and

6.    such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed generally that:

1.	Each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended.

2.	Each partner (each, a “Partner”) of the Property Partnerships that is a corporation or other entity has a valid legal existence.

3.	Each Partner has full power, authority, and legal right to enter into and to perform the terms of the partnership agreements of the Property Partnerships (the “Partnership Agreements”) and the governing documents of the Property Partnerships, and the transactions contemplated thereby.

4.	Each Property Partnership operates in accordance with the governing law of the state in which it was formed and the Partnership Agreement pursuant to which it was formed.

5.	Each Partnership Agreement has remained in substantially the same form as it was upon the most recent amendment and restatement thereof, and has not been amended in any material respect (except upon the substitution of partners in accordance with the terms of such Partnership Agreement).

6.	During its taxable year ending December 31, 1994, and subsequent taxable years, the Company has operated and will continue to operate in such a manner that makes and will continue to make the representations contained in a certificate, dated as of July 9, 2003 and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years.

7.	The Company will not make any amendments to its organizational documents or the organizational documents of any of the Property Partnerships after the date of this opinion that would affect its qualification as a REIT for any taxable year.

8.	No action will be taken by the Company or the Property Partnerships after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the representations contained in the Officer’s Certificate. Where such representations involve matters of law, we have explained to the Company’s representatives the relevant and material sections of the Code, the Treasury regulations thereunder, published rulings of the Internal Revenue Service, and other relevant authority to which such representations relate and are satisfied that the Company’s representatives understand such provisions and are capable of making such representations.

Based on the factual matters in the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate, the discussions in the Prospectus Supplement under the caption “Federal Income Tax Considerations” (which are incorporated herein by reference), and without further investigation as to such factual matters, we are of the opinion that:

(a)	the Company was organized in conformity with the requirements for qualification as a REIT pursuant to Code sections 856 through 860, for its taxable years ended December 31, 1994 through December 31, 2002, and the Company’s organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ending December 31, 2003, and in the future;

(b)	the Property Partnerships will be treated as partnerships for federal income tax purposes and not as corporations or associations taxable as corporations or as publicly traded partnerships.

(c)	the descriptions of the law contained in the Prospectus Supplement under the caption “Federal Income Tax Considerations” are correct in all material respects, and the discussions thereunder fairly summarize the federal income tax considerations that are likely to be material to a holder of the Series H Preferred Stock and present fairly the information required to be disclosed therein under the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificate. Any variation or difference in the facts from those set forth in the Prospectus Supplement or Officer’s Certificate may affect the conclusions stated hereto. As described in the Prospectus Supplement, the Company’s qualification and taxation as a REIT depends on the Company’s ability to meet, through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code, the results of which have not been and will not be reviewed by us. Accordingly, no assurance can be given that the actual results of the Company’s operations for its 2003 and subsequent taxable years will satisfy the requirements for qualification and taxation as a REIT.

4

The foregoing opinions are based on current provisions of the Code and the Treasury regulations thereunder (the “Regulations”), published administrative interpretations thereof, and published court decisions. The Internal Revenue Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressees and the purchasers of Series H Preferred Stock pursuant to the Prospectus Supplement, and it may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

Sincerely,

BASS, BERRY & SIMS PLC

/s/ John A. Good

John A. Good, Member

Exhibit A

QRSs and Property Partnerships

America First Austin REIT Inc.

America First Florida REIT Inc.

America First South Carolina REIT Inc.

America First Tennessee REIT Inc.

America First Texas REIT Inc.

Hidden Lake Phase I, LP

MAAC of Duval LP

MAACOD

MAC II of Delaware, Inc.

MAC of Delaware Inc.

MAC of Huntington Chase LLC

Mid-America Apartments LP

Mid-America Apartments of Duval LP

Mid-America Apartments of Little Rock LP

Mid-America Apartments of Savannah

Mid-America Apartments of Stassney Woods LP

Mid-America Apartments of Texas LP

Mid-America Holdings LLC

Mid America Runaway Bay LP

Mid-America Travis Station LP

Open Arms Foundation

Paddock Club Florence LP

Paddock Club Jacksonville Phase II, LP

Paddock Club Jacksonville, LP

Paddock Club Lakeland, LP

Park Walk Apartments, LP

River Trace Apartments Phase II, LP

The Vistas Apartments, LP

Three Oaks Apartments Phase II, LP

Whispering Pines Phase II, LP

Wildwood Apartments Phase II, LP

Woodridge Apartments Joint Venture

Woods of Post House LP